

MACROVEY, LLC

Amended and Restated Operating Agreement

Effective Date: January 1, 2016

THE LIMITED LIABILITY COMPANY INTERESTS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE OR FOREIGN JURISDICTION. SUCH LIMITED LIABILITY COMPANY INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT AND THE APPLICABLE STATE OR FOREIGN SECURITIES LAWS, PURSUANT TO REGISTRATION THEREUNDER OR EXEMPTION THEREFROM. IN ADDITION, TRANSFER OR OTHER DISPOSITION OF SUCH LIMITED LIABILITY COMPANY INTERESTS IS FURTHER RESTRICTED AS PROVIDED IN THIS AGREEMENT. PURCHASERS OF LIMITED LIABILITY COMPANY INTERESTS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

TABLE OF CONTENTS

1. STATEMENT OF AGREEMENT 1

2. INTENT OF THE PARTIES 1

3. BACKGROUND... 2

4. MEMBERS, CONTRIBUTIONS, AND INTERESTS 3

5. SPECIAL PROVISIONS RELATING TO S-CORPORATION STATUS 5

6. DISTRIBUTIONS 6

7. ADMINISTRATION OF COMPANY BUSINESS... 6

8. ADDITIONAL RIGHTS AND OBLIGATIONS OF MEMBERS 10

9. RESTRICTIVE COVENANTS 11

10. ACCOUNTING AND RECORDS. 14

11. MEDIATION, DEADLOCK AND CROSS OFFER 14

12. DISSOCIATION AND DISSOLUTION. 15

13. TRANSFER OF MEMBERS' INTERESTS.. 18

14. WINDING UP AND LIQUIDATION. 19

15. INDEMNIFICATION AND LIABILITY LIMITATION. 20

16. MISCELLANEOUS PROVISIONS 21

1.   STATEMENT OF AGREEMENT

In consideration of the premises and the mutual covenants, warranties, representations and agreements set forth in this Agreement, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, this Amended and Restated Operating Agreement (the "Operating Agreement" or "Agreement") is made effective as of January 1, 2016 (the "Effective Date"), by and among MACROVEY, LLC (the "Company"), a Georgia limited liability company organized and existing pursuant to the Georgia Limited Liability Company Act (the "Georgia Act"); each Member whose signature appears on the signature page hereof; and each Person who shall hereafter be admitted as a Member of the Company upon acceding to the terms of this Agreement and executing a subscription agreement with the Company, each of the foregoing being a "Party" to this Agreement and collectively the "Parties" hereto.

2.   INTENT OF THE PARTIES

2.1.   This Agreement supersedes and entirely replaces any and all prior agreements, written or oral, governing the subject matter herein.

2.2.   The Parties agree that it is desirable and in their mutual best interests to control and restrict the ownership of the Company as set forth in this Agreement, to restrict the transfer of Ownership Interests in the Company, and to provide a market for the sale of such interests upon the death of a Member and upon the occurrence of certain other events, as provided in this Agreement.

2.3.   The Parties agree that the loss of any Member would constitute an impairment to the Company and intend that the execution of this Agreement will serve as an inducement to the Members to remain Members of the Company.

2.4.   The Parties understand and acknowledge that the Interest Holders shall have no other rights whatsoever, except as set forth in this Agreement or otherwise required by law.

3.   BACKGROUND

3.1.   *Formation*.   The Members acknowledge that a limited liability company (the "Company") was formed by James Pierce under the name MACROVEY, LLC pursuant to the provisions of the Georgia Limited Liability Company Act by filing Articles of Organization with the Georgia Secretary of State on May 03, 2012.

3.2.   *Duration*.   The term of the Company shall be perpetual unless terminated in accordance with the terms and conditions of this Agreement, unless otherwise provided by Georgia law.

3.3.   *Fictitious Names*.   The Company may do business under its own name, the name "ASBECO," and any other name that the Managing Member shall determine is necessary or convenient.

3.4.   *Principal Place of Business*.   The records address and principal place of business of the Company shall be at 3940 Mantle Ridge Dr., Cumming, GA 30022, and the principal office of the Company shall be there or at such other place as the Managing Member may from time to time determine.

3.5.   *Registered Office and Registered Agent*.   The Company's registered office in Georgia is at 3940 Mantle Ridge Dr., Cumming, GA 30041, in Forsyth County, and the name of its registered agent at such address is James Pierce. The Managing Member may change the registered agent and registered office from time to time in his sole discretion.

3.6.   *Purpose*.   The Company is organized for the purpose of owning and operating a equipment sales, mechanical installation and control engineering services company, providing, without limitation, material handling systems, assembly line conveyors, robot palletizers, high speed sortation systems and bottling machinery throughout the United States of America. The Company has the power to do all things necessary for, incident to, in connection with, or in furtherance of such business.

3.7.   *Title to Assets*.   Title to all assets of the Company shall be held in the name of the Company. No interest holder has any right to the assets of the Company or any interest in those assets except indirectly as a result of the interest holder's ownership of an interest in the Company. No Economic Interest Holder has any right to partition any assets of the Company or any right to receive any specific assets upon liquidation of the Company or upon any other distribution or dividend from the Company.

4.   MEMBERS, CONTRIBUTIONS, AND INTERESTS

4.1.   *Members*. A "Member" of the Company shall be defined only as (i) a natural person, who (ii) is a United States citizen or permanent resident, and who (iii) has been admitted to membership in the company ("Membership") with the unanimous consent of the Members entitled to vote in the affairs of the Company, who (iv) has subscribed to the Company by entering into a written subscription agreement with the Company and acceded to this Operating Agreement, as it may be or have been amended from time to time, and (v) has not dissociated from the Company as provided hereinbelow.

4.2.   *Names and Addresses*.   The names and addresses of the Members of the Company and the Ownership Interest of each Member, as the foregoing may be further defined hereinbelow, shall be as set forth in **Exhibit A,** attached hereto and incorporated herein by reference. **Exhibit A** shall be amended from time to time by the Managing Member, pursuant to this Agreement, to reflect changes in the names and addresses of the Members of the Company and the Ownership Interest of the Members. When carried out in accord with the terms of this Agreement, such amendments shall be ministerial acts, shall not constitute a novation of this Agreement, and shall not require the further approval of the Members.

4.3.   *No Interest on Capital Contributions*.   No interest shall accrue on any capital contribution, and no Member or Economic Interest Holder shall have the right to withdraw or be repaid any contribution except as provided in this Operating Agreement.

4.4.   *Units; Ownership Interests*; *Voting*

4.4.1.   There shall be a single class of membership units (the "Units"). All holders of Units ("Economic Interest Holders") shall have identical rights to the distributions of profit and loss of the Company and to a *pro rata* share of the Company's assets in the event of liquidation (an "Ownership Interest"); provided, however that Units may be divided into voting and nonvoting groups. Any transfer of a Member's Ownership Interest to a non-member shall not entitle the Transferee to vote in the affairs of the company unless admitted as a Member with the unanimous consent of the Members. Such Transferee shall be said to have an Ownership Interest but not a Membership Interest, where "Membership Interest" shall be defined as the *pro rata* Ownership Interest solely among Members.

4.4.2.   When a matter is submitted to the Members for vote, each Member shall be entitled to vote in proportion to his or her Membership Interest. Where the consent of the Members is required, such consent shall be deemed to have been gained with the vote of a simple majority of the Membership Interests eligible to vote as permitted herein (a "Requisite Majority") unless a greater or lesser majority is expressly set forth in this Agreement for particular acts. All Members may vote in any matter put to a vote of the Members unless expressly excluded from voting in such matters by the terms of this Agreement, and no such vote shall be deemed a conflict of interest.

4.4.3.   Each Economic Interest Holder shall be entitled to share in any distribution of the Company's net profit (or loss) during such time as he was an Economic Interest Holder, or, in the event of the Company's liquidation, a share in the Company's liquidation assets, in strict proportion to the number of Units held by the Economic Interest Holder, divided by the total number of all outstanding Units in the Company.

4.4.4. No successor in interest to a Member's Units (a "Transferee") shall be admitted as a Member without the unanimous consent of the Members (excluding the transferor, who shall be deemed to have relinquished his Membership, but not his Ownership Interest, upon any transfer or attempted transfer, whether voluntary, involuntary, testamentary, or by operation of law). A Transferee who is not admitted as a Member of the Company shall have no right to vote in the affairs of the company, except as provided by the law; however, a Transferee shall be entitled to share in any distribution of the Company's net profit (or loss) or, in the event of the Company's liquidation, a share in the Company's liquidation assets, in strict proportion to the Transferee's Ownership Interest.

4.4.5. These Section 4.4 provisions are intended to ensure, *inter alia*, that the Unit structure of the Company complies with Treasury Regulation 1.1361-1 governing the permissible stock structure in an S-corporation, whereby all stock-holders shall have identical rights except as to their voting interests. In the event that any provision in this Agreement fails to comply with such requirement, the Managing Member shall be entitled to amend this Agreement to the minimum degree necessary to give effect to the Members' intent as set forth in this subsection, and such amendment shall be deemed a correction of error and not an amendment to this Agreement.

4.5. ***Additional Units Issued for Capital or Services***. The Company shall be authorized to offer additional Units and to grant Membership in the Company, in exchange for capital contributions or services, at such price or in such a manner and in such number as the Members, by their unanimous vote or consent, shall deem to be in the best interests of the Company. The Members understand and agree that the issue of additional Membership Units shall reduce the percentage Ownership Interest of all Members proportionately. Any taxes due with respect to Units offered in consideration for services rendered or for less than the fair market value of such Units shall be the sole responsibility of the subscriber.

4.6. ***Distribution and Liquidation Interests***. All Units shall entitle the Economic Interest Holder to distribution and liquidation interests in proportion to the number of such Units held by the holder, divided by the total number of outstanding Units held by all Economic Interest Holders.

4.7. ***No Additional Contributions***. Economic Interest Holders shall have no obligation to make additional capital contributions.

4.8. ***Loans by Members***. Any member may make loans to the Company with the consent of the Members provided that any such loan is documented with a promissory note signed by both maker and holder of such note. Any loan to the Company shall be for no more than five (5) years, fully amortized, shall require quarterly payments of principal and interest, and shall bear simple interest at a rate equal to no more than the prime rate in effect when the loan is made, plus 3.25%, except by the unanimous consent of the Members. If more than one loan is outstanding at a single time, any funds available to reduce the balance of said loans after shall be applied equally to reduce the balance of each loan. For example, without limitation, in the case of two loans with outstanding balances of $100,000 and $50,000 respectively, two thirds of any sums available to reduce outstanding loan balances shall be applied to reduce the $100,000 balance and one third of such sums to reduce the $50,000 balance, irrespective of seniority. No profit distributions shall be made to Members if so doing prevents the Company from meeting its minimum loan commitments to its Members as set forth in the respective promissory notes.

4.9.   *Loans to Members*. The Company shall not make loans to Members without the unanimous consent of the Members.

5.   <u>SPECIAL PROVISIONS RELATING TO S-CORPORATION STATUS</u>

5.1.   *Acknowledgment of S-Corporation Status.*   All Economic Interest Holders acknowledge that the Company has made an election in accordance with Section 1362(a) of the Internal Revenue Code of 1986 (the "Code") for the Company to be treated as an S-Corporation for the purposes of taxation pursuant to Section 1361(a) of the Internal Revenue Code (the "Code"). The Members desire that the Company maintain its status as such until such status is terminated by agreement of the Members and hereby agree that any Member transferring any Units owned by such Member, irrespective of whether the Company and/or the other Member(s) may have declined to exercise the purchase options granted hereunder, may be liable for monetary damages to the other Member(s) if the transfer would cause the Company to lose its status as an S-Corporation. The Members hereby acknowledge and understand that there are certain ownership restrictions that apply to S-Corporations, which restrictions may be amended from time to time by law. Those persons who may not be shareholders of an S-Corporation or members on an LLC taxed as an S-Corporation shall hereinafter be referred to as an "Ineligible Members."

5.2.   *Transfer to Ineligible Member Prohibited*. Any transfer to or acquisition of Units by an Ineligible Member shall be null and void to the greatest extent permitted by law. The Members hereby agree that any such transfer or acquisition may and shall be enjoined and shall not affect the beneficial ownership of the Units in any way whatsoever. Therefore, the Company shall not acknowledge any transfer to an Ineligible Member without the unanimous consent of the Members unless such rights are ordered transferred by a court of law. The purported transferee of any Units so transferred may be deemed an Economic Interest Holder, in the event that the Company elects to recognize the transfer, but shall not be entitled to any vote with respect to Units so transferred unless admitted as a Member of the Company by the Members in a vote which shall exclude both the transferee and transferor of said Units.

5.3.   *Damages.*   In the event that a purported transfer to an Ineligible Member nevertheless causes the Corporation to lose its status as an S-Corporation (notwithstanding the provisions hereinabove), the holder of the Units so transferred (the "Holder"), for as long as such Holder shall own said Units, shall pay to the other Members (the "Remaining Members") annual damages caused by the inability of the Company to maintain its status as an S-Corporation, regardless of any fault surrounding the transfer. The Members agree on the difficulty of determining such damages accurately and therefore agree that the liquidated damages shall be payable by the Holder to each Member in a *pro rata* amount equal in total to fifteen percent (15%) of the annual aggregate taxable distribution to Members, and that such provision is a fair and reasonable assessment of each Members' damages, such damages being difficult or impossible to pre-estimate, and does not constitute a penalty. The payment of all such damages shall be made within ten (10) days following Company's annual issue of Forms K-1 to the Members. The Members shall have, collectively, and are hereby granted, a lien on the transferred Units to guaranty the payment of the aforesaid damages. The Holder shall be obliged to execute such documents as are necessary to effectuate and to perfect the lien, and, in the event that such Holder fails or refuses promptly to execute such documents, the Holder shall be deemed to have appointed the Managing Members (such appointment being coupled with an interest) as his or her attorneys-in-fact to accomplish such transactions and sign such documents on behalf of the Holder.

6. DISTRIBUTIONS

6.1. *Distributions*. Subject to the restrictions governing distributions under state and federal law, additional distributions may be made from time to time by the Company to the Economic Interest Holders at such time and in such amounts as the Members may determine.

6.2. *Allocation of Distributions*. All distributions paid to the Economic Interest Holders under this Section 6 shall be made to the holders of Units in proportion to their Ownership Interests.

7. ADMINISTRATION OF COMPANY BUSINESS

7.1. *Company Management and Administration*. The business and affairs of the Company shall be managed by its Managing Member(s), who shall act in a manner comparable to a corporation's board of directors. Except for situations in which the approval of the Members is expressly required by this Agreement, or by non-waiveable provisions of applicable law, or as otherwise provided in this Agreement, the Managing Members shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company through the Company's Officers (as defined below). Unless authorized to do so by this Agreement or by the Managing Members, no Member, attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable, pecuniarily or otherwise, for any purpose whatsoever, and any signatory to this Agreement so doing agrees to indemnify, defend and hold harmless the Company and other Economic Interest Holders for any such unauthorized action.

7.2. *Number, Tenure and Qualifications*. The Company shall have initially one (1) Managing Member. The initial Managing Member shall be as follows:

James Pierce

The number of Managing Members of the Company may be amended from time to time by the unanimous vote or written consent of the Members. Each Managing Member shall hold office until such Managing Member dies, resigns or is removed from office pursuant to this Agreement. Managing Members shall be appointed by vote of the Members. The Managing Members shall not be permitted to act other than in accordance with customary Company policy except with the consent of a numerical majority of the Managing Members where each Managing Member shall be entitled to cast a single vote. In the event of a deadlock between the Managing Members, such deadlock shall be broken by a vote of the Members, in which event a vote of the

Requisite Majority of Members shall prevail unless the unanimous consent of the Members is otherwise required by this Agreement.

7.3. *Officers***.** The Managing Members shall appoint, direct and oversee the activities of certain Company officers ("Officers"). The Company's initial Officers shall be comprised of a President/CEO provided, however, that the Managing Members may create and define such additional Officer positions as they shall deem necessary or advisable for the efficient administration of the Company. The Officers, shall have such duties and powers as the Managing Members shall determine and shall serve at the pleasure of the Managing Members. The Company's initial President shall be James Pierce. Pierce may not be removed from such position without their consent for so long as they remain Members of the Company

7.4. *Compensation of Managing Members.* Managing Members shall be entitled to be reimbursed for all reasonable and necessary expenses incurred in managing the Company. In addition, Managing Members shall be entitled to salary compensation ("Salary") for their management of the affairs of the Company and their acceptance of Officer responsibilities in an amount to be determined annually by the Members at a rate that shall be effective from January 1 of the relevant year.

7.5. *Certain Powers of Company President*. Unless such action, is inconsistent with the customary practice of the Company (in which event a resolution of the Managing Members shall be required), or contrary to a directive of the Managing Members, the President shall have the power and authority, on the Company's behalf, to:

7.5.1. Borrow money for the Company from banks or other lending institutions and on terms as the Managing Members deem appropriate, and in connection with this power, to hypothecate, encumber or grant security interests in the Company's assets to secure repayment of the borrowed sums

7.5.2. Purchase insurance on the Company's Members, business, and assets;

7.5.3. Enter into, modify, or terminate any agreement, instrument or other writing, including employment contracts;

7.5.4. Retain accountants, attorneys or other agents; and

7.5.5. Take any other lawful action necessary, convenient or advisable in connection with any Company business.

7.6. *Liability for Certain Acts*. Each Managing Member must perform his or her duties in good faith, in a manner he or she reasonably believes to be in the Company's best interests and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A Managing Member who so performs the duties as Managing Member does not have any special liability by reason of being or having been a Managing Member of the Company. The Managing Member does not, in any way, guarantee the return of the Members' Capital Contributions or a profit for the Members from the Company operations. The Managing Member is not liable to the Company or to any Member for any loss or damage sustained by the Company or any Member unless the loss or damage was the result of fraud, deceit, gross negligence, willful misconduct, wrongful taking by the Managing Member, or a transaction for which the Managing

Member received a personal benefit in violation or breach of the provisions of this Operating Agreement. Notwithstanding the foregoing, each Member shall incur liability to the Company and/or to the other Members in the event that such Member breaches the express provisions of this Operating Agreement.

7.7. *No Exclusive Duty to Company*. A Managing Member is not required to manage the Company as his sole and exclusive function and may have other business interests and may engage in other activities in addition to those relating to the Company; provided, however, that the foregoing non-exclusive duty provision may be modified in a separate employment agreement with the Company. Neither the Company nor any Member has any right pursuant to this Agreement to share or participate in the other business interests or activities of the Managing Member or in the income or proceeds derived from them. A Managing Member incurs no liability to the Company or any Member as a result of engaging in any other business interests or activities.

7.8. *Resignation*. Any Managing Member may resign at any time by giving written notice to the Company, with a copy to each Member. The resignation of any Managing Member takes effect on receipt of notice by the Company or at any later time specified in the notice. Unless otherwise specified in the notice, the acceptance of the resignation is not necessary to make it effective. The resignation or removal of a Managing Member who is also a Member does not affect the Managing Member's rights as a Member and does not constitute a withdrawal of the Member.

7.9. *Removal*. Any Managing Member may be removed or replaced, with or without cause, by the affirmative vote of at least seventy-five percent (75%) of the Members entitled to vote in the affairs of the Company. The removal of a Managing Member who is also a Member will not affect such Managing Member's rights as a Member and will not constitute a withdrawal of the Member. All Members may vote upon the removal of a Managing Member, irrespective of any conflict of interest.

7.10. *Vacancies*. Any vacancy occurring for any reason in the number of Managing Members may be filled by the vote or written consent of the Members. Any Managing Member's position to be filled by reason of an increase in the number of Managing Members shall be filled by the vote or written consent of the Members. A Managing Member elected to fill a vacancy shall be elected for the unexpired term of his/its predecessor in office and shall hold office until the expiration of such term and until a successor shall be elected and shall qualify, or until his/its earlier death, resignation, dissolution, or removal from office. A Managing Member chosen to fill a position resulting from an increase in the number of Managing Members shall hold office until the next annual meeting of the Members and until and a successor shall be elected and shall qualify, or until his/its earlier death, resignation, dissolution, or removal from office.

7.11. *Grant of Power*. Each Member constitutes and appoints the Managing Members as such Member's true and lawful attorney-in-fact ("Attorney-in-Fact"), coupled with an interest, and in the Member's name, place, and stead, to make, execute, sign, acknowledge, and file:

7.11.1. one or more Articles of Organization;

7.11.2. all documents (including amendments to Articles of Organization) which the Attorney-in-Fact, in the his or her sole discretion, deems appropriate to reflect any amendment, change, or modification;

7.11.3. any and all other certificates or other instruments required to be filed by the Company under the laws of the State of Georgia or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State of Georgia;

7.11.4. one or more fictitious or trade name certificates; and

7.11.5. all documents which may be required to dissolve and terminate the Company and to cancel its Articles of Organization pursuant to the terms of this Agreement.

7.12. *Limitations on the Power of Managing Members*. When there is more than one (1) Managing Member, if any single Managing Member shall act in a manner or shall do or make any act or decision that is contrary to the established policy or practice of the Company without the Consent of a simple majority of Managing Members, such act shall be deemed an *ultra vires* act, and the Managing Member so acting shall be liable for any loss or damage to the Company or the Members. Notwithstanding anything to the contrary in this Agreement, the Managing Member(s) shall not undertake or permit any Officer to undertake any of the following without the approval of at least seventy-five percent (75%) of the Members:

7.12.1. Purchase, lease or otherwise acquire from, or sell, lease or otherwise dispose of, to any Person any property other than in the ordinary course of the Company's business;

7.12.2. Open bank accounts and otherwise invest the Company's funds;

7.12.3. Commence lawsuits or initiate other judicial or administrative proceedings;

7.12.4. Permit the sale, transfer, or other disposition of all or substantially all of the assets of the Company or the sale, transfer or other disposition of any assets of the Company other than in the ordinary course of business;

7.12.5. Initiate a voluntary proceeding under the United States Bankruptcy Code or any state receivership law in which the Company is the debtor;

7.12.6. Permit the conversion, merger, or consolidation of the Company with or into another Person;

7.12.7. Take or permit any action contrary to or likely to undermine or subvert the expressed will or prior policy of the Members without the written consent of the Members; or

7.12.8. Dissolve, liquidate, and wind up the affairs of the Company except pursuant to the terms of this Agreement.

7.13. *Irrevocability*. The power of attorney granted to the Managing Member herein is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member. It also shall survive the Transfer of an Economic Interest, except that if the Transferee is admitted as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge, and file any documents needed to effectuate the substitution. Each Member shall be bound by any representations made by the Attorney-in-Fact acting in good faith pursuant to this power of attorney, and each Member hereby waives any and all defenses which may be available to contest, negate, or disaffirm the action of the Attorney-in-Fact taken in good faith under this power of attorney.

7.14. *Right to Rely on the Managing Member*. Any Person dealing with the Company may rely (without duty of further inquiry) upon a certificate signed by any Managing Members as to:

7.14.1. the identity of any Economic Interest Holder;

7.14.2. the existence or nonexistence of any fact or facts which constitute a condition precedent to acts on behalf of the Company or which are in any other manner germane to the affairs of the Company;

7.14.3. the Persons who are authorized to execute and deliver any instrument or document of the Company; or

7.14.4. any act or failure to act by the Company or any other matter whatsoever involving the Company, or any Economic Interest Holder.

7.15. *Officers.* The Managing Members may appoint one or more officers to administer the day-to-day business of the Company, including, without limitation, a President, Vice-President; Chief Information Officer, Chief Financial Officer, and others.

8. **ADDITIONAL RIGHTS AND OBLIGATIONS OF MEMBERS**

8.1. *Advisory Capacity*. Notwithstanding anything to the contrary in this Agreement, the Members shall use their best efforts to advise and assist the Company at the request of and in the sole discretion of the Managing Members.

8.2. *No Required Meetings*. The Members may but shall not be required to hold annual, periodic or other formal meetings. However, meetings of the Members may be called by the Managing Members or by any Member or Members holding at least 30% of the Units outstanding and entitled to vote in the affairs of the Company.

8.3. *Place of Meetings*. The Member or Members calling the meeting may designate any place within the State of Georgia as the place of meeting for any meeting of the Members; provided, however, that the Members may hold a meeting of the Members at any place outside the State of Georgia by their unanimous consent. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal executive office of the Company in the State of Georgia.

8.4. **Notice of Meetings**. Written notice stating the place, day and hour of the meeting, indicating that it is being issued by or at the direction of the person or persons calling the meeting, stating the purpose or purposes for which the meeting is called, shall be delivered no fewer than ten (10) nor more than sixty (60) days before the date of the meeting, to each Member entitled to vote at such meeting.

8.5. **Quorum**. Members holding at least seventy-five percent (75%) the Units outstanding and entitled to vote in the affairs of the Company, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any Member meeting, no action requiring a vote of the Members may be taken.

8.6. **Manner of Acting**. If a quorum is present at any meeting, the vote or written consent of Members is the act of the Members.

8.7. **Proxies**. At all Member meetings, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. The proxy must be filed with the Managing Members before or at the time of the meeting. No proxy will be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

8.8. **Action by Members without a Meeting**. Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken and signed and dated by Members holding sufficient Membership Interests to approve such action had such action been properly voted on at a duly called meeting of the Members. Action taken under this Section is effective when Members with the requisite Membership Interests have signed the consent or approval, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

8.9. **Telephone Conferences**. Members may participate in a meeting of Members by means of conference telephone, video, or similar communications equipment in which all Persons participating in the meeting can hear each other.

8.10. **Waiver of Notice**. A member's attendance at a meeting without raising an objection to such meeting when the meeting is called to order, or upon the arrival of such Member if such Member is not present when the meeting is called to order, constitutes presence of the member at the meeting and waiver of any and all right to prior notice of such meeting. Notice of a meeting need not be given to any Member who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting.

9. **RESTRICTIVE COVENANTS**

9.1. **Non-Solicitation of Employees.** Each Member or Economic Interest Holder governed by this Agreement ("Restricted Party") covenants and agrees that, during the term of his effective or beneficial title to any Ownership Interest in the Company, and for a period of two (2) years immediately following the effective date of transfer of such Ownership Interest from such Member (the "Restricted Period"), he shall refrain from soliciting, contacting, recruiting, or diverting, or attempting to solicit, contact, recruit or divert, from the employment or engagement of Company, either directly or indirectly, any person employed or engaged by Company or any of its subsidiaries, whether or not such person is a full-time employee, temporary employee, or contractor of the Company, and whether or not such employment or engagement is pursuant to a written agreement and whether or not such employment or engagement is for a determined period or is at will.

9.2. **Non-Solicitation of Customers**. Each Restricted Party covenants and agrees that, during the Restricted Period, he shall refrain, directly or indirectly, for his/its own benefit or for the benefit of others, from (i) soliciting, contacting, recruiting, inducing, encouraging, or diverting any customer of the Company to end his, her, or its relationship with the Company, or (ii) soliciting, contacting, recruiting, inducing, encouraging, or diverting any customer of the Company to enter into any agreement, written or oral, with another Person for the purpose of providing any service provided by the Company, directly or indirectly, during the Restricted Period.

9.3. **Agreement Not to Compete**. Each Restricted Party agrees that, during the Restricted Period, he will not, unless in the service of the Company or with its written consent, either directly or indirectly, on his or her own behalf or in the service or on the behalf of others, provide, sell, or otherwise consult with respect to, equipment sales, mechanical installation and control engineering services used in connection with material handling systems, or own, operate, or provide physical, technical, strategic, management, intellectual, financial or other support, advice or encouragement, directly or indirectly, to any person or entity offering or intending to offer products or services that are similar to or competitive with those offered by the Company in any state in which the Company or its agents or sales consultants has made or facilitated a sale or sales within the prior two (2) years. The Restricted Parties acknowledge and agrees that the relationships the Company establishes with its prospective or existing customers and vendors as contemplated in this section is a legitimate business interest of the Company.

9.4. **Covenant Not to Disclose.**   For the purpose of this Operating Agreement, "Confidential Information" means information and trade secrets disclosed to Member or known by Member as a consequence of, or through, Member's ownership of an Interest in the Company, regardless of the manner in which it was discovered by the Member, including information conceived, originated, discovered, or developed in whole or part by Member, not generally known in the relevant trade or industry, about the Company's business, products, processes, and services, including but not limited to information relating to research, development, inventions, computer program designs, website designs, flow charts, source and object codes, products and services under development, pricing and pricing strategies, selling and selling strategies, servicing, purchasing, accounting, engineering, cost and costing strategies, price lists, sources of supply, customer lists, telephone numbers or other identifying information relating to customers, customer requirements, supplier costs and requirements, business methods or practices, training and training programs, information which would (to the extent not already covered hereby) constitute a "Trade Secret" under applicable Georgia law, and the documentation thereof, and any know-how. The Member acknowledges that all Confidential Information is and shall at all times remain the property of the Company. Member agrees that, except as required in his/its duties to the Company, the Member will never in any manner, directly or indirectly, or otherwise, use, disseminate, disclose, lecture upon, or publish articles concerning or containing in whole or part, any Confidential Information. Member agrees to safeguard all documents and things, digital or physical that contain or embody Confidential Information. All written material, information, records, and documents made by Member or coming into Member's possession concerning the business or affairs of the Company, including without limitation Confidential Information, shall be the sole property of the Company, and, upon the transfer of any Ownership Interest, or by request of the Managing Member, the Member shall promptly deliver the same to the Company and shall retain no copies thereof. Member shall also promptly return to the Company all other Company property, including, without limitation, any marketing collateral, business cards, samples, computers, phones, and storage devices in Member's possession owned or leased by the Company. Upon request, Member shall provide an affidavit that Member retains no Confidential Information or property in any form whatsoever.

9.5. **Remedies upon Breach of the Restrictive Covenants.** Member acknowledges and agrees that the Company would suffer great loss and irreparable damage, including, without limitation, damage to the goodwill and proprietary interest of the Company, if Member should breach or violate any of the terms or provisions of the covenants and agreements set forth in this Section 9. Member further acknowledges that he has examined in detail such restrictive covenants and agreements and agrees that the restraints imposed thereby are no greater than are necessary to protect the goodwill of the Company, and to protect the Company's legitimate business interests, and the restrictive covenants and agreements are reasonable in the sense that they are not unduly harsh or oppressive. The Parties acknowledge and agree that any breach of Section 9 of this Operating Agreement by any Member would result in irreparable injury to the Company, and therefore each Member agrees and consents that the Company shall be entitled to a temporary restraining order and a permanent injunction to prevent a breach or contemplated breach of any of the covenants or agreements of Member contained herein without the necessity of posting a bond. The rights of the parties under this Section 9 shall not be in limitation or in lieu of any and all other remedies that may be available to the parties under this Operating Agreement or any other agreement, document, or instrument provided for herein, or other remedies otherwise available at law or in equity. The existence of any claim, demand, action or cause of action against any party, whether predicated upon this Operating Agreement or otherwise, shall not constitute a defense to the enforcement by a party of any then valid covenant or agreement herein.

9.6. **Severability**. Member agrees that the covenants and agreements contained in this Sections 9 are essential; that each such covenant was agreed to by the parties as part of the transaction contemplated by the Operating Agreement; that Member has received good, adequate and valuable consideration for each of such covenants; that each of such covenants is reasonable and necessary to protect and preserve the interests and properties of the Company; that irreparable loss and damage will be suffered by the Company should Member breach any of such covenants and agreements; that each of such covenants and agreements is separate, distinct and severable not only from the other of such covenants and agreements but also from other and remaining provisions of this Operating Agreement; and, that the invalidity or unenforceability of any other such covenants or agreements or any other provision or provisions of this Operating Agreement, unless expressly stated herein, shall not affect any other provision of this Operating Agreement not held so invalid, and each such other provision shall continue in full force and effect to the fullest extent consistent with law. Further, if any provision of this Operating Agreement is ruled invalid or unenforceable by a court of competent jurisdiction because of a conflict between such provision and any applicable law or public policy, Member agrees and consents that such provision shall be redrawn by such court to effectuate the reasonable intent and expectations of the parties as expressed in this Operating Agreement, including the recitals herein, so long as any such provision as re-drafted is no more restrictive against Member than as originally drafted in this Operating Agreement. Any such provision as redrawn will be enforceable against the Member.

10.   ACCOUNTING AND RECORDS.

10.1.   *Books of Account*.   The Managing Members shall keep books and records of the operation of the Company that are appropriate and adequate for the Company's business and for the carrying out of this Agreement.   At a minimum, the following shall be retained at the principal office of the Company: (a) financial statements for the three (3) most recent fiscal years; (b) federal, state, and local income tax returns for the three most recent years; (c) a register showing the current names and addresses of the Members and Managing Member; (d) a copy of the Company's articles of organization and any amendments thereto; (e) this Agreement and any amendment thereto; (f) minutes of any meetings of Members; and (g) consents to action by Members.   Each Member shall have access to all such books and records at all reasonable times and with no less than five (5) days' prior written notice.

10.2.   *Fiscal Year*.   The fiscal year of the Company shall be the calendar year unless otherwise determined by the Managing Member.

10.3.   *Accounting Reports*.   Within 60 days after the end of each fiscal year, the Managing Members shall cause to be prepared and sent to each Member an unaudited report of the activities of the Company for the preceding fiscal year, including a copy of the Company's balance sheet, profit and loss statement, and cash flow statement for said prior year.

10.4.   *Tax Returns*.   The Managing Members shall cause all required federal, state, and local income tax returns for the Company to be prepared and timely filed with the appropriate authorities.   Within sixty (60) days after the end of each fiscal year, the Managing Members shall provide to each Economic Interest Holder such documents as are necessary in the preparation of the Economic Interest Holder's federal, state, and local income tax returns with respect to the business of the Company.

11.   MEDIATION, DEADLOCK AND CROSS OFFER

11.1.   *Mediation*.   Any Member may demand that any issue or decision on which the Members are deadlocked be mediated by a professional mediator at the Company's expense by delivering written notice of a request to mediate to the other Member(s).   For the foregoing purposes, a deadlock is any situation requiring the unanimous consent of the Members in which the votes of at least 40% of the Members are cast against such decision.   The mediator shall be a neutral reasonably acceptable to all Members or, in the event that the Members cannot agree on a mediator within seven (7) days of the delivery of a demand to mediate, the Mediator shall be appointed by the Company's attorney at the request of any Member.   After no less than two (2) mediation sessions of such length as shall be determined by the mediator in his sole discretion, either Member may declare the mediation to have failed.   A Member's failure to participate in mediation as provided herein shall be deemed his voluntary withdrawal from the Company as provided herein below.

11.2. *Cross Offer Notice*. If the Members are deadlocked in the management of the affairs of the Company, the Members are unable to break the deadlock for a period of fourteen (14) days, and such deadlock threatens to cause financial damage to the Company, any Member (the "Initiating Member") may, at any time before the deadlock is broken, deliver a notice (the "Cross Offer Notice") to any other Member (a "Receiving Member") of the Initiating Member's intent to either sell all of the Initiating Member's interest in the Company or purchase all of the interest of the Receiving Member in the Company. The Cross Offer Notice shall be delivered to the Receiving Member in writing and shall set forth the proposed price and terms of payment, which price and terms will apply whether the Initiating Member sells an interest in the Company to the Receiving Member or purchases an interest in the Company from the Receiving Member.

11.3. *Response to Cross Offer*. The Receiving Member shall have a period of seven (7) days after receiving a Cross Offer Notice to elect whether to sell his entire Ownership Interest to or purchase the entire Ownership Interest of the Initiating Member. This election shall be made by the Receiving Member by delivering written notice of such election to the Initiating Member. If the Receiving Member fails timely to give notice of his election, the Receiving member shall be deemed to have elected to sell his entire Ownership Interest to the Initiating Member.

11.4. *Closing of Purchase or Sale*. The purchase or sale shall be closed within thirty (30) days after the Receiving member gives notice or fails within the notice period to give notice of his response to the Cross Offer Notice.

12. DISSOCIATION AND DISSOLUTION.

12.1. *Voluntary Withdrawal.* A Member may withdraw and dissociate from the Company for convenience of the Member (a "Voluntary Withdrawal") by delivering written notice to the other Members no less than ninety (90) days before the effective date of the Member's withdrawal (the "Notice of Dissociation"). In the event that a Member resigns or is terminated as an employee of the Company, he shall be deemed to have voluntarily withdrawn effective upon resignation.

12.2. *Withdrawal on Death or Disability.* A Member shall withdraw and dissociate from the Company not later than ninety (90) days following the death or disability of such Member. Unless such requirement is waived with the consent of at least 75% of the Members, the Company, shall purchase insurance against the death and/or disability of any Member, and Members shall use their best efforts to cooperate with the Company in such insurance purchase.

12.3. *Withdrawal in Distress.* A member shall withdraw from the Company in the event that such Member files for Bankruptcy protection, is placed in bankruptcy by his creditors and does not discharge the same within thirty (30) days, has a receiver or trustee appointed for the sale of all or substantially all of his assets, is declared insolvent by a court of competent jurisdiction, or, in the sole discretion of a simple majority of members in which decision the affected Member shall not vote, if such Member is convicted of a felony (other than DUI) or a crime of moral turpitude (the foregoing being defined as events of "Distress").

12.4. *Expulsion*. A Member may be expelled and dissociated from the Company by an affirmative vote of the Members holding a simple a majority of the Units entitled to vote in the affairs of the Company held by Members other than the expelled Member (the "Remaining

Member(s)") if, and only if, (i) the expelled Member has been guilty of wrongful conduct that has adversely and materially affected or may adversely and materially affect the business or affairs of the Company; or (ii) the expelled Member has willfully or persistently committed a material breach of the articles of organization of the Company, or this Agreement, or has otherwise breached a duty owed to the Company or to the Remaining Member(s) to the extent that it is not reasonably practicable to carry on the business or affairs of the Company with that Member. The right to expel a Member under the provisions of this section does not limit or adversely affect any right or power of the Company or the Remaining Member(s) to recover any damages from the expelled Member or to pursue other remedies permitted under applicable law or in equity. In addition to any other remedies, the Company or the Remaining Member(s) may offset any such damages against any amounts otherwise distributable or payable to the expelled Member.

12.5. *Events of Dissolution*. Except as otherwise provided in this Agreement or by law, the Company shall dissolve only with the consent of the Members or at such time as the Company has no Members. The death, disability, incompetence, expulsion, bankruptcy, or dissolution of any Member shall not cause the dissolution of the Company absent the consent of the remaining Members.

12.6. *Purchase of the Units of a Dissociating or Dissociated Member*. A Member who withdraws from the Company, is expelled from the Company, or who otherwise dissociates from the Company shall be known as a "Dissociating Member." The Company may purchase all, though not less than all, of the Units of a Dissociating Member at any time, in its sole discretion, upon thirty (30) days prior written notice to the Dissociating Member, or his successor in interest, by delivering such notice (an "Election to Purchase") to the Dissociating Member or his or her successor in interest. Notwithstanding the foregoing, or anything else herein, a deceased Member's heir(s) shall have the option, exercisable upon written notice to the Company within sixty (60) days after written notice by the Company to said heir(s), to accede to the deceased Member's Ownership Interest, or, in the event that Daniel Pierce is James' Pierce's devisee with respect to such Ownership Interest, the deceased Member's Membership Interest, and in such case the Company shall retain any insurance received by the Company in connection with the Member's death, said amount to become Company property and subject to distribution pro rata among the Members, including the deceased Member's heirs, as such time as the Members shall determine.

12.7. *Purchase Price*.

12.7.1. The purchase price of the Dissociating Member's interest in the Company shall wherever possible be as agreed by the Remaining Member(s) and Dissociating Member (the term Dissociating Member shall, for such purpose, include the Dissociating Member's Transferee). If an agreement on such purchase price is not reached within 30 days following the delivery of the Election to Purchase, the Dissociating Member's interest in the Company shall be valued as follows:

        a. Upon Voluntary Withdrawal: the Company's book value multiplied by the dissociating Member's liquidation percentage.

b. Upon a Member's death or disability: the Company's Appraised Value (as defined below) multiplied by the dissociating Member's liquidation percentage, provided that the Appraised Value shall not be less than three times the book value.

c. Upon a Member's Distress: the Company's book value multiplied by the dissociating Member's liquidation percentage.

d. Upon a Member's Expulsion: the Company's book value multiplied by the dissociating Member's liquidation percentage.

12.7.2. The Company's book value, when the book value is to be determined, shall at all times be determined by the Company's Certified Public Accountant; provided, however, that a Dissociating Member shall have the right to require that a determination of book value be made by an independent, third-party appraiser, agreed upon by the Dissociating Member and the remaining members (the "Remaining Members"), the exercise of such right to be made by the Dissociating Member, in his/or discretion and at his expense, by delivering to the Company notice of such request, together with the reasonably projected cost of such appraisal, within ten (10) days following the delivery of the Election to Purchase, or such right shall be deemed waived.

12.7.3. The Company's Appraised Value, when the Appraised Value is to be determined, shall be established by a qualified business appraiser reasonably acceptable to the Remaining Member(s) and the Dissociating Member; provided that, if the parties cannot agree, each shall appoint an appraiser at his sole expense, and such appraisers shall together appoint a third, independent appraiser, the cost for whose appraisal shall be born equally, in advance, by the Company and the Dissociating Member. In the event that any party fails or refuses to pay such party's share of the cost of any appraisal or valuation, in advance, as set forth herein, such party shall lose the right to appoint an appraiser, and the party contributing its portion for said appraisal shall have the sole right to appoint the appraiser.

12.8. *Payment for Member's Interest*. The purchase price for the interest of a Dissociating Member shall be paid in 60 equal monthly installments, including principal and interest, which purchase shall be memorialized in a promissory note. The first installment shall be due on the first day of the first calendar month following the determination of the purchase price. The purchase price shall bear interest from the date of the election of the Remaining Member(s) to purchase the Dissociating Member's interest at the prime rate of interest in effect on the date of the election as published or determined by the Company's bank, plus 3.5%. The Company may prepay the remaining amount of the purchase price at any time without penalty. At the time the first installment of the purchase price is paid, the Dissociating Member or the Dissociating Transferee in interest shall sign and deliver to the Company a written assignment transferring the entire interest of the Dissociating Member in the Company to the Company, free and clear of all encumbrances. Such assignment shall contain warranties of title and good right to transfer. While the Company has any note outstanding for the purchase of a Dissociating Member's Ownership Interest, the Company may make no distributions to Members other than in the ordinary course of the Company's business or as provided hereinabove to pay tax liabilities. Notwithstanding anything in this Section, the entire purchase price for the interest of a

Dissociating Member shall be paid at closing to the extent of any insurance proceeds available for the purchase thereof.

12.9. *Effect of Purchase of Member's Interest*. From the time the Dissociating Member dissociates from the Company until the time the Company elects to purchase the Units of the Dissociating Member and makes the first payment therefor, the Dissociating Member shall be an Economic Interest Holder but shall no longer be a Member of the Company. During such period, the Dissociating Member shall continue to receive those distributions and allocations to which he or she is entitled as the holder of an Ownership Interest until such Ownership Interest is transferred pursuant to the provisions set forth hereinabove. Once a Dissociating Member ceases to be a Member of the Company, the Dissociating Member shall have no rights as a Member in the Company, except the right to have the Dissociating Member's interest purchased in accordance with the terms of this Agreement.

13. TRANSFER OF MEMBERS' INTERESTS

13.1. *General Restrictions*. No Member shall transfer all or any part of any such Member's interest in the Company except as permitted in this Agreement. Any purported transfer of an interest or a portion of any interest in violation of the terms of this Agreement shall be null and void and of no effect. For purposes of this section, a "transfer" includes a sale, exchange, pledge, or other disposition, voluntarily or by operation of law. Notwithstanding any other provision herein, no transfer of a Member's Ownership Interest shall be prohibited when transferred to an immediate family member of such Member, and such transferee shall be entitled to become a Member of the Company without further vote of the members, subject to Section 7.3 hereinabove.

13.2. *Transfer of Member's Interest*.   A Member shall be permitted to transfer (as defined in Section 13.1) all, or any part of, such Member's ("Offering Member") Ownership Interest in the Company to a party under the following conditions: (i) the proposed transferee shall not be an Ineligible Member nor a family member of the Offering Member; (ii) written notice of any such intent to transfer shall have been provided by the Offering Member to all Members no less than ninety (90) days and no more than one hundred eighty (180) days prior to any proposed transfer; (iii) upon receipt by the Offering Member of a binding written offer to purchase the Offering Member's Ownership Interest, setting forth the full terms of such proposed transfer (a "Binding Written Offer"), the Offering Member shall deliver notice of the same, including a copy of the Binding Written Offer (the "Transfer Notice") to all Members and to the Company, and all Members other than the Offering Member holding at least a 42.5% interest in the Company shall have the right for a period of thirty (30) days to indicate their desire and intent to purchase the Ownership Interest offered for sale in the Binding Written Offer upon the same terms as set forth in the Binding Written Offer (or if stock is included as consideration, the fair-market-value cash equivalent of such stock), excluding any offer of employment or non-cash incentive, within 60 days of delivery of such Transfer Notice; (iv); if more than one Member provides notice of his desire to purchase the proffered Ownership Interest, such interest shall be divided among said purchasers pro rata according to their respective Ownership Interest, and said sale shall close no later than sixty (60) days after delivery of the Transfer Notice to Members; and (iv) if no Member desires to purchase the proffered Ownership Interest and the sale nonetheless fails to close strictly upon the terms set forth in the Transfer Notice, the right of first refusal described herein shall be renewed and shall apply as set forth in this paragraph to any subsequent such transaction proposed. Nothing in this section of the agreement shall preclude or restrict the transfer of Member's Ownership Interest to an immediate family member as defined in Section 13.1 hereinabove.

13.3. *Securities Law Restriction*. Each Member represents and warrants that he has acquired his or her Membership Interest for personal investment for his own account, and not on behalf of another or with a view to resale, and understands that the market for resale of such interest is limited by this Agreement and may be further limited by factors beyond this agreement, or even nonexistent. Each Member acknowledges that the interest of the Member in the Company has not been registered under the Securities Act of 1933 or applicable state securities laws in reliance upon exemptions from registration and that the resale or other transfer of the interests of Members is restricted by applicable provisions of the Securities Act of 1933 and applicable state securities laws. Each Member agrees that the Member's interest shall not be offered for sale, sold, transferred, pledged, or otherwise disposed of unless the interests of the Members in the Company are registered under the Securities Act of 1933 and applicable state securities laws or unless an exemption from registration is otherwise available. All certificates representing units subject to this Agreement may bear, but shall not be required to bear, a legend in substantially the following form:

NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT, THE INTEREST OF A MEMBER IN THE COMPANY MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED, OR OTHERWISE DISPOSED OF BY A MEMBER IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE MEMBERS THAT REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED.

14. <u>WINDING UP AND LIQUIDATION.</u>

14.1. *Liquidation upon Dissolution and Winding Up*. Upon the dissolution of the Company, the Managing Members, or, if no Managing Members remain, such Member as the Members shall appoint, shall wind up the affairs of the Company and make a full accounting of the assets and liabilities of the Company. The assets shall be liquidated promptly and the proceeds shall be applied and distributed in the following order of priority:

14.1.1. *Liabilities.* to creditors, including first to outside creditors, and then, to the extent permitted by law, pro-rata to inside creditors (i.e., Members, or former Members, or Members' successors in interest, who are creditors), in satisfaction of prior documented liabilities of the Company; and then

14.1.2. *Reserves.* to the setting up of any reserves that the Members determine to be reasonably necessary for contingent, unliquidated, or unforeseen liabilities or obligations of the Company, such reserves to be paid over to an escrow agent and held by such escrow agent for the purpose of disbursing such reserves to satisfy the liabilities and obligations of the Company; and at the expiration of such period as the Managing Member (or Members if there is no Managing Member) may reasonably deem advisable; and finally

14.1.3. *Ownership Interest Holders*.   to all holders of Ownership Interests in proportion to such Ownership Interests.

14.2. *Property Distributions*. In the process of winding up the Company, or at any other time the Managing Member may approve the payment of a distribution, the Company may pay such distributions in the assets or property of the Company. To the maximum extent permitted by law, any assets or property so distributed shall be treated as though the property had been sold at fair market value, and such value shall determine the amount of any such distribution. If property is distributed in kind, the difference between the fair market value of the property and its adjusted tax basis shall be treated as a gain or loss to the Company on the sale of the property.

15.   INDEMNIFICATION AND LIABILITY LIMITATION.

15.1. *Indemnification*. The Company shall indemnify the Managing Member and each of the Members to the fullest extent permissible under the law of the State of Georgia, as the same exists or may hereafter be amended, against all liability, loss, and costs (including, without limitation, attorney's fees) incurred or suffered by such person by reason of or arising from the fact that such person is or was a Member of the Company, or is or was serving at the request of the Company as a managing member, manager, officer, trustee, employee, contractor, or agent of the Company. The Company may, by action of the Managing Member, provide indemnification to employees and agents of the Company who are not Members. The indemnification provided in this section shall not be exclusive to any other rights to which any person may be entitled under any statute, bylaw, agreement, resolution of Members, contract or otherwise.

15.2. *Limitation of Liability*. Members shall not be liable to the Company or the other Members for monetary damages for conduct as Members except to the extent that the Limited Liability Company Act of the State of Georgia, as it now exists or may hereafter be amended (the "Act"), prohibits elimination or limitation of Member liability. No repeal or amendment of this section or of the Act shall adversely affect any right or protection of a Member for actions or omissions prior to the repeal or amendment. Notwithstanding any other provision contained herein, the Company shall have no obligation to indemnify a Member for:

15.2.1. *Failure of Loyalty*. Any breach of a Member's duty to the Company or the other Members as expressly set forth herein.

15.2.2. *Bad Faith*. Acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law.

15.2.3. *Unlawful Distribution*. Any unlawful distribution pursuant to controlling Federal or State law.

15.2.4. *Improper Personal Benefit*. Any transaction in which the Member derives improper personal benefit.

15.2.5. *Acts beyond the scope of Authority*. Any act or representation made on behalf of the Company which the Member or Managing Member is not herein authorized to do or make.

15.2.6. *Right of Contribution.* In the event that any obligation of the Company is required by a court of law, governmental agency, or public or private lender, to be paid by any

Member, whether such liability is the result of a personal guaranty by such Member, because such Member is a "Responsible Person" under tax, labor, or other laws, or for any other reason, any Member required to make such payment shall have a right of contribution from each other person with an Ownership Interest in the Company, determined by such other equity holder's Ownership Interest, expressed as a percentage, multiplied by the amount required to be paid. For example, and without limitation, in the event that a Member is required to pay $100,000 because he has personally guaranteed a debt of the Company that has now become due without payment by the Company, a person with a ten percent (10%) Ownership Interest in the Company shall be required to contribute $10,000 to the Member paying such debt.

16. **MISCELLANEOUS PROVISIONS**

16.1. ***Binding Effect.*** The provisions of this operating agreement shall be binding upon and inure to the benefit of the heirs, personal representatives, successors, and assigns of the parties.

16.2. ***Notices.*** Except as otherwise provided in other sections of this Agreement, any notice or other communication required or permitted to be given under this Agreement shall be in writing and shall be mailed by certified mail, return receipt requested, with postage prepaid. Notices addressed to a Member shall be addressed to the Member's address listed in **Exhibit A** of this Agreement, or, if there is no such address listed for a Member, the address of the Member shown on the records of the Company. Notices addressed to the Company shall be addressed to the Company's principal office. The address of a Member or the Company to which notices or other communications are to be mailed may be changed from time to time by the Member's or the Company's provision of written notice to the other Members. All notices and other communications shall be deemed to have been given on the sooner of receipt or at the expiration of three days after the date of mailing. Notwithstanding the foregoing, any notice hereunder may be given by email and shall be effective when delivery is confirmed by the proper recipient.

16.3. ***Choice of Law.*** This Agreement shall be governed by, and interpreted in accordance with, the law of the State of Georgia without regard to conflict of laws.

16.4. ***Jurisdiction; Venue.*** The parties to this Agreement hereby irrevocably consent to personal jurisdiction and venue in any court of competent jurisdiction sitting in or serving Forsyth County, Georgia. Any suit or claim brought in connection with this Agreement shall be brought only therein, and the parties waive any right to object to the maintenance of any suit or claim therein on the basis of improper venue or of inconvenience of forum.

16.5. ***Litigation Expense.*** If any parties to this Agreement institute any court action or other proceeding of any nature whatsoever (including, but without limitation, any bankruptcy proceeding) to enforce the rights and duties of the parties hereto arising from or in any way relating to the subject matter of this Agreement, the prevailing party or parties in such action or proceeding shall be entitled to recover from the non-prevailing party or parties all costs and expenses incurred by the prevailing party or parties in such action or proceeding, including, but not limited to, reasonable attorneys' fees, paralegal fees, law clerk fees and other legal costs and expenses incurred by the prevailing party or parties, whether incurred at or before the trial level or in any appellate, bankruptcy or other legal proceeding.

16.6. *Third-Party Beneficiaries*. The provisions of this Agreement are intended solely for the benefit of the Members and create no rights or obligations enforceable by any third party, including creditors of the Company, except as otherwise provided by applicable law.

16.7. *Modification or Amendment*. The Members may amend or repeal the provisions of this Agreement with the consent of at least 75% of the Members set forth in writing or by action taken at a meeting of Members called for that purpose. Unless amended or modified as described in the immediately preceding sentence, this Agreement may not be amended or repealed by oral agreement of the Members. Notwithstanding the foregoing, the Managing Member may provide for the vesting of a new Member's Units in said Member's Subscription Agreement, the terms of which shall prevail if in conflict with those of this Operating Agreement but shall not be deemed an amendment or novation of this Agreement.

16.8. *Additional Documents*. Each Member shall execute such additional documents and take such actions as are reasonably requested by other Members in order to complete or confirm the transactions contemplated by this Agreement.

16.9. *Captions.* The captions of the paragraphs of this Agreement are for convenience only and are not intended to be nor shall be construed as being a part hereof and shall not limit, expand or otherwise affect any of the terms hereof.

16.10. *Counterparts.* This agreement may be executed in several counterparts, all of which taken together shall be deemed one original instrument.

1.1. *Accession.* In the event that any person subsequently desires to become a Member of the Company, and the Members accept such new Member's subscription, such new Member shall document his or her accession to this agreement by signing a copy of the Agreement where indicated in the page following the original signature page.

[Signatures appear on the following page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed under seal and do each hereby warrant and represent that their respective signature appears below.

MEMBERS

_James Pierce_____ (LS)

James Pierce

_Daniel Pierce_____ (LS)

Daniel Pierce

COMPANY

MACROVEY, LLC

By: _James Pierce_____

James Pierce
Managing Member

OPERATING AGREEMENT
OF
MACROVEY, LLC

ACCESSION

The undersigned, by placing his hand and seal to this document, accedes to the terms of the attached Operating Agreement of MACROVEY, LLC, wishing to be bound thereby and to join as a Member of the Company on the date hereunder indicated, such Membership to be effective only (a) upon completion of the Subscription Agreement by both the Member and the Company; (b) payment of the consideration for the Membership Interest set forth in the Subscription Agreement; and (c) accession by the Member to the Operating Agreement as indicated by the Member's signature hereunder:

MEMBER

James Pierce
_____
Print Name

_James Pierce_____ (LS)

Date: 1/1/2016_____

Amendment to Membership Interests and Capitalization

Effective as of April 10, 2025, the Operating Agreement of Macrovey LLC is hereby amended as follows:

1. **Recapitalization of Membership Units**

The total number of authorized and issued membership units of Macrovey LLC is increased from 1000 units to 1,950,000 units. This recapitalization shall be implemented on a pro rata basis for existing members to maintain their relative ownership percentages prior to issuance of any new units.

2. **Reallocation of Units**

The membership interests are restated as follows:

- James Pierce shall hold 1,784,250 membership units, representing 91.5% of the total.

- Daniel Pierce shall hold 45,750 membership units, representing 2.4% of the total.

- 120,000 membership units (representing 6.1% of the total) are authorized and reserved as "Units to Sell" under the Company's planned equity crowdfunding raise.

3. **Units to Sell**

The 120,000 units reserved for sale may be offered to third parties under a qualified Regulation CF equity crowdfunding campaign or other approved offering mechanism. These units shall be subject to the same rights and restrictions as Class A Membership Units unless otherwise stated in the offering documentation or approved by amendment.

4. **Authorization**

This amendment has been approved by all current members as required under Section [insert applicable section] of the Operating Agreement and shall be incorporated into the official records of Macrovey LLC.

Signed:

James Pierce 4/15/25

James Pierce, Managing Member

Daniel Pierce 4/15/25

Daniel Pierce, Member

4/15/25

Notary Public: Brittany Robbins Brittany Robbins
(Sign Name) (Print Name)

My Commission Expires: Jan 25.2026

BRITTANY ROBBINS
Notary Public - State of Georgia
Fulton County
My Commission Expires Jan 25, 2026

(Seal of Notary Public)